3/18

04010702

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fortis SA NV

*CURRENT ADDRESS

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5234 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/18/04

FORTIS

Solid partners, flexible solutions

Annual Results 2003

Press release

Brussels / Utrecht, 11 March 2004

FORTIS

Solid partners, flexible solutions

Good operating performance and better market conditions lead to Net Profit of EUR 2.2 billion

Dividend increases to EUR 0.92 per share

Full year results 2003

- **Net Profit increased from EUR 532 million to EUR 2,197 million** (times four), bringing **return on equity** for the year to **19%** (4% in 2002).
- **Net Operating Profit increased from EUR 430 million to EUR 2,247 million** (times five). Excluding value adjustments to the equity portfolio, Net Operating Profit increased by 19% to EUR 2,558 million.
- **The Banking business's Net Operating Profit increased by 25% from 1,154 million to EUR 1,446 million.** Excluding value adjustments to the equity portfolio, Net Operating Profit rose by 6% to EUR 1,438 million in 2003.
- **The Insurance business's Net Operating Profit improved by EUR 1,612 million to EUR 996 million.** Excluding value adjustments to the equity portfolio, Net Operating Profit increased by 29% to EUR 1,304 million.
- **A cash dividend of EUR 0.92 per share, an increase of 4.5% from EUR 0.88,** will be proposed by the Board of Directors to the Annual General Meeting of Shareholders on 26 May.

Key figures

In EUR million	Year			Quarterly				
	2003	2002	% change	Q4 2003	Q4 2002	% change	Q3 2003	% change
Net Operating Profit before realized capital gains	1,976	1,918	*3*	548	308	*78*	505	*8*
Realized capital gains [1]	582	241	*	49	(6)	*	33	*51*
Net Operating Profit before value adjustments equity portfolio	2,558	2,159	*19*	597	302	*98*	538	*11*
Value adjustments equity portfolio	(311)	(1,729)	*(82)*	274	344	*(20)*	155	*78*
Realized	*(947)*	*(697)*	*36*	*(191)*	*(749)*	*(74)*	*(109)*	*75*
Unrealized	*636*	*(1,032)*	*	*465*	*1,093*	*(57)*	*264*	*77*
Net Operating Profit	**2,247**	**430**	*	**871**	**646**	***35***	**693**	***26***
Non operating items	(50)	102	*	(22)	(27)	*(20)*	(16)	*39*
Net Profit	**2,197**	**532**	*	**849**	**619**	***37***	**677**	***25***

[1] *After tax, excluding equity portfolio.*

Fourth quarter 2003 (versus fourth quarter 2002)

- **Net Profit increased by 37% from EUR 619 million to EUR 849 million.**

- **Net Operating Profit rose by 35% from EUR 646 million to EUR 871 million.** Excluding value adjustments to the equity portfolio, Net Operating Profit increased by 98% to EUR 597 million.

- **The Banking business's Net Operating Profit rose by 56% from EUR 196 million to EUR 307 million.** Excluding value adjustments to the equity portfolio, Net Operating Profit increased by 145% to EUR 337 million.

- **The Insurance business's Net Operating Profit increased by 16% from EUR 505 million to EUR 585 million.** Excluding value adjustments to the equity portfolio, Net Operating Profit rose by 31% to EUR 300 million.

Fortis CEO Anton van Rossum comments:

"We had a good performance in a year that started poorly with a weak economy and low stock markets, but that ended well. Operating performance continued to improve thanks to further cost reductions, better interest margins and excellent results at Non-life insurance owing to sharply reduced combined ratios.

"We successfully concluded an initial public offering (IPO) of 65% of the common stock of Assurant, Inc., our US specialty insurance subsidiary, in February 2004. The proceeds of this IPO will be used in line with our strategy to: strengthen our businesses in our home markets, the Benelux countries, and to expand selected activities in Europe and certain skills, such as bancassurance, globally.

"The same forces that improved our operating performance in the latter half of 2003 will continue to have a positive impact in 2004 and will compensate for a considerable part of the reduction in Net Operating Profit owing to the sale of 65% of Assurant, Inc. Barring unforeseen circumstances, we expect that this, together with the already improved markets, will result in a higher Net Operating Profit for the current year."

Banking activities

Net Operating Profit increased by 25% from EUR 1,154 million in 2002 to EUR 1,446 million in 2003. Excluding value adjustments to the equity portfolio, Net Operating Profit increased by 6% to EUR 1.438 million.

Slightly lower revenues driven by lower stock markets, lower margins and a flatter yield curve were more than compensated for by lower expenses, improved results at Retail and Commercial Banking and better trading results. The improvement in the quality of results in the third quarter continued into the fourth quarter.

Key figures

In EUR million	Year 2003	Year 2002	% change	Quarterly Q4 2003	Q4 2002	% change	Q3 2003	% change
Net interest income	4,380	4,412	*(1)*	1,164	*1,053*	11	1,127	*3*
Other income	3,404	3,397	*0*	612	*516*	19	661	*(7)*
Total revenues, net of interest expense	7,784	7,809	*0*	1,776	*1,569*	13	1,788	*(1)*
Value adjustments	(762)	(732)	*4*	(190)	*(318)*	(41)	(197)	*(4)*
Operating expenses	(5,128)	(5,168)	*(1)*	(1,253)	*(1,251)*	0	(1,271)	*(1)*
Operating profit before taxation	1,894	1,909	*(1)*	333	*0*	*	320	*4*

In EUR million	Year 2003	Year 2002	% change	Q4 2003	Q4 2002	% change	Q3 2003	% change
Net Operating Profit before realized capital gains	1,102	1,059	4	343	*126*	*	244	*41*
Realized capital gains [2]	336	298	*13*	(6)	*10*	*	0	*
Net Operating Profit before value adjustments equity portfolio	**1,438**	**1,357**	***6***	**337**	***136***	*****	**244**	***38***
Value adjustments equity portfolio	8	(203)	*	(30)	*60*	*	44	*
Realized	*(48)*	*(105)*	*(55)*	*(49)*	*(82)*	*(42)*	*(26)*	*88*
Unrealized	*56*	*(98)*	*	*19*	*144*	*(86)*	*70*	*(72)*
Net Operating Profit	**1,446**	**1,154**	***25***	**307**	***196***	**56**	**288**	***7***

[1] *Excluding FB Insurance.*
[2] *After tax, excluding equity portfolio.*

- **Net interest income** for 2003 was 1% lower at EUR 4,380 million, mainly as a result of a flatter yield curve and a decrease in the average duration of equity. The interest margin continued to improve in the fourth quarter. Net interest income increased by 3% in the fourth quarter compared with the third quarter of 2003 and was 11% higher than in the fourth quarter of 2002.

- **Net commission,** affected by lower markets and less activity than in 2002, declined by 3% to EUR 1,802 million in 2003. Net commission in the fourth quarter was 10% up on the previous quarter and 5% higher than in the fourth quarter of 2002.

- **Results on financial transactions** (excluding realized capital gains) fell 8% to EUR 409 million (before tax).

- **Value adjustments**, as expected, were 4% higher at EUR 762 million as a result of worsening economic conditions. Value adjustments amounted to EUR 190 million in the fourth quarter, 4% less than in the third quarter.

- **Operating costs fell by 1%** (excluding exchange rate differences, they remained stable organically). These savings were on top of the 9% cost reduction already realized in 2002. **The cost/income ratio decreased from 63.0% to 62.7%.** Staff costs decreased by 1% compared with 2002.

- **FTEs** decreased by 2,217 (6%) to 37,444 compared with 31 December 2002: this was on top of the 2,448 reduction in 2002, bringing the total reduction over the last two years to 11%.

Insurance activities

Net Operating Profit improved by EUR 1,612 million to EUR 996 million. Excluding value adjustments to the equity portfolio, Net Operating Profit increased by 29% to EUR 1,304 million.

The increase in Net Operating Profit was largely due to the European insurance business, which saw its Net Operating Profit improve to EUR 696 million, compared with a loss of EUR 938 million in 2002. Assurant, Inc.'s Net Operating Profit for 2003 decreased by 7% to EUR 301 million. In US dollars, Assurant, Inc.'s Net Operating Profit increased by 12%.

Key figures [1]

In EUR million	Year			Quarterly				
	2003	2002	% change	Q4 2003	Q4 2002	% change	Q3 2003	% change
Net insurance premiums	18,142	18,495	(2)	4,694	*5,505*	(15)	4,053	*16*
Life	*9,405*	*9,599*	*(2)*	*2,374*	*3,230*	*(26)*	*1,932*	*23*
Non-life	*8,737*	*8,896*	*(2)*	*2,320*	*2,275*	*2*	*2,121*	*9*
Operating expenses	(5,141)	(5,113)	*1*	(1,416)	*(1,351)*	5	(1,203)	*18*
Operating costs	*(2,668)*	*(2,888)*	*(8)*	*(705)*	*(743)*	*(5)*	*(636)*	*11*
Technical results								
Life	821	817	*1*	223	*197*	13	206	*8*
Non-life	617	533	*16*	82	*99*	(17)	188	*(56)*
Net Operating Profit before realized capital gains	1,060	1,047	*1*	245	*236*	4	299	*(18)*
Realized capital gains [2]	244	(37)	*	55	*(7)*	*	33	*70*
Net Operating Profit before value adjustments equity portfolio	**1,304**	**1,010**	***29***	**300**	***229***	**31**	**332**	***(9)***
Value adjustments equity portfolio	(308)	(1,626)	*(81)*	285	*276*	3	113	*
Realized	*(900)*	*(591)*	*52*	*(143)*	*(664)*	*(79)*	*(83)*	*71*
Unrealized	*592*	*(1,035)*	*	*428*	*940*	*(55)*	*196*	*
Net Operating Profit	**996**	**(616)**	*	**585**	***505***	**16**	**445**	***32***

[1] *Including FB Insurance.*
[2] *After tax, excluding equity portfolio.*

- **Life premiums** in Europe decreased by 1% to EUR 8,802 million. Including Assurant, Inc. total gross premiums Life decreased by 2% to EUR 9,531 million.
- In Europe, **Value Added by New Business** grew by 54% due to a more favourable business mix, lower costs, lower guarantees and the net impact of changes in actuarial assumptions, ultimately increasing **Embedded Value** by 6.6% to EUR 8.5 billion before dividend payout.

- **Non-life premiums** in Europe increased by 6% to EUR 4,665 million as all product lines and all entities benefited from rate increases and new business. Including Assurant, Inc. gross Non-life premiums fell by 5% to EUR 11,286 million, but after adjustment for exchange rate differences, total Non-life premiums improved by 7%.

- **Technical results Non-life** improved by 16% to EUR 617 million compared with 2002. The technical results of Accident and Health, Motor and Fire improved due to lower claims and higher premiums, particularly in Europe.

- **The combined ratio (excluding Assurant, Inc.) was 99% compared with 103% for 2002,** thanks to favourable developments at all branches in Belgium and the Netherlands.

- **Operating costs** in Europe increased by 1%. Including Assurant, Inc., total operating costs decreased by 8%, mainly as a result of exchange rate differences. Organically, operating costs remained stable.

- **FTEs** in the Benelux countries (Fortis ASR and Fortis AG) decreased by 298 to 9,507 at the end of December 2003 compared with year-end 2002. Fortis Insurance International (FCI included) saw its FTEs decrease by 36 to 3,330. FTEs at Assurant, Inc. rose by 461 to 12,284 at the end of December 2003.

Embedded Value

The long-term nature of life insurance means that more than just the balance sheet and profit and loss account are required to measure value creation. The Embedded Value of life insurance operations provides additional information on the value of the contracts in force and the value of new business.

As a result of the IPO of Assurant, Inc. and the sale of Seguros Bilbao in the first quarter of 2004 both those businesses have been excluded from the Embedded Value calculation for 2003. The 2002 comparable basis has been adjusted accordingly.

In line with our more optimistic view of the economic outlook, risk premiums for assumed equity returns and the discount rate have been reduced by 1.0% to 7.4%, compared with 2002. The risk premium on real estate returns has been lowered by 0.5% to 6.4%. The risk free remains the same as 2002 at 4.4%.

The volume of new Life business is measured by annualized premium equivalent (APE). APE is the sum of annualized regular premiums and 10% of new single premium business. The table below gives a breakdown of the various entities.

Although new sales growth was almost flat for the year, the Value Added by New Business (VANB) grew substantially due to a more favourable business mix, lower costs, lower guarantees and the net impact of changes in actuarial assumptions.

In EUR million	2003		2002		Change %	
	APE [1]	VANB [2]	APE	VANB	APE	VANB
Dutch insurance (Fortis ASR)	265	37	268	12	-1%	208%
Belgian insurance (Fortis AG)	157	36	133	13	18%	177%
Bancassurance Belgium	282	90	236	86	19%	5%
Fortis Insurance International	200	18	269	7	-25%	157%
Total	**904**	**181**	**906**	**118**	**0%**	**54%**

[1] *APE = Annualized Premium Equivalent.*
[2] *VANB = Value Added by New Business.*

The Embedded Value, excluding Assurant, Inc. and Seguros Bilbao, the capital transfer and other adjustments amounted to EUR 8.0 billion at year-end 2002. Equity returns and the increase in Value Added by New Business contributed to the growth in Embedded Value of EUR 528 million. Taking account of the dividend payments to Fortis, Embedded Value reached EUR 8.4 billion at year-end 2003.

Change in Embedded Value (EUR million)

Embedded Value year-end 2002	**8,168**
Exclusion of Assurant Inc, and Seguros Bilbao	(649)
Capital transfer and other adjustments	458
Embedded Value year start 2003	**7,977**
Accrual during the year	528
Accrued value year-end 2003	**8,505**
Dividend payment to Fortis	- 150
Embedded Value year-end 2003	**8,355**

Tillinghast has reviewed the methodology and assumptions applied by Fortis.

Detailed information on the Embedded Value of Fortis life insurance business can be found on www.fortis.com.

Solvency

Net core capital is calculated conservatively. It excludes any unrealized capital gains on the bond portfolio, goodwill, and any elements of Embedded Value.

in EUR billion	31 December 2003	31 December 2002
Net core capital	**18.5**	**17.6**
Legally required minimum	10.1	9.7
Surplus above legally required minimum	8.4	7.9
Surplus above legally required minimum (as %)	83	81
Fortis's floor	16.1	15.5
Surplus above Fortis's floor	2.4	2.1
Surplus above Fortis's floor (as %)	15	14

On the back of improving stock markets and Fortis's operating performance, Fortis's solvency strengthened further in 2003. As at 31 December, **Net Core Capital** was EUR 18.5 billion, which was EUR 8.4 billion (83%) above the legally required minimum and EUR 2.4 billion (15%) above Fortis's own floor. The **Tier-1 ratio** and **capital adequacy ratio** remained high at respectively 8% and 12%.

The sensitivity to a 10% movement in the equity market was EUR 320 million as at 31 December 2003. Equities accounted for 4.6% of our total investment portfolio as at 31 December 2003.

Key figures per ordinary share

In EUR	2003	2002
Net Operating Profit before realized capital gains	1.53	1.48
Net Operating Profit after realized capital gains [1]	1.98	1.67
Net Operating Profit	**1.74**	**0.33**
Net Profit	**1.70**	**0.41**
After full conversion [2]	1.67	0.41
Shareholders' equity	9.16	8.39

[1] *After tax, excluding equity portfolio.*
[2] *After exercise of all warrants and options and after full conversion of convertible bonds.*

The annexes to this press release and the joint external auditors's statement are available on www.fortis.com.

Developments per business

I. Network Banking

- **Net Operating Profit for 2003 up 84% from EUR 513 million to EUR 945 million.**
- **Ongoing cost savings, continuous decrease in FTEs**
- **Premium income up sharply at FB Insurance**

Network Banking achieved **Net Operating Profit** of EUR 945 million for 2003, a 84% increase compared with 2002.

Net interest income rose by 2% (including ALM) to EUR 3,367 million in 2003, mainly thanks to Retail Banking Belgium. Provisions for credit risks remained stable, notwithstanding the weak economic conditions. Costs remained under control. **FTEs** fell from 19,868 to 18,377 (-8%).

Retail Banking had an excellent year. At Retail Banking **Belgium,** net revenues increased by 7% due to growth in both net interest income and other income. Savings deposits rose due to the 2+2 campaign, which also increased Retail Banking's market share in Belgium.
The merger programme remained on schedule - 283 branches were closed and FTEs reduced by 773 - customer satisfaction improved, and electronic banking expanded further. More than 600,000 customers now use our PC banking services!

Retail Banking **Netherlands** had a very successful year. In spite of the weak market and a reduction in branches (-16) and FTEs (-245), net interest income went up by 5% and market share increased in both mortgage loans and consumer loans. Retail Banking Netherlands continued its efforts to position itself as the challenger in the Dutch market. The functionality and availability of the distribution network were developed further.

Retail Banking **Luxembourg** managed both to enhance net revenues and to decrease costs, realizing its best results ever.

FB Insurance realized good results. Life premium income rose from EUR 1,796 million to EUR 2,154 million. This increase was mainly due to traditional life products, whereas premium income from unit-linked products declined. Non-life premiums went up 6% to EUR 171 million.

Commercial Banking achieved strong results. Gross revenues increased by 4% compared with 2002. A decrease in operating costs partly compensated for the increase in value adjustments.

In the past few years, Fortis has adopted an 'Act as One' strategy targeting European companies that operate internationally. This strategy enables medium-sized enterprises to get the same services anywhere in Europe through a unique network of Business Centres. These offer a wide range of cross-border products, services and tailor-made solutions.

This strategy has proved to be successful and sustainable for more than three years now. Fortis will continue to expand its European network of Business Centres and will further develop growth platforms for leasing and factoring on a European scale.

II. Merchant Banking

- **Net Operating Profit up from EUR 92 million in 2002 to EUR 328 million in 2003, driven mainly by Global Markets.**
- **Costs came down by 4.5%**

Merchant Banking had an excellent 2003, especially the first half. Net Operating Profit went up from EUR 92 million in 2002 to EUR 328 million in 2003, driven mainly by Global Markets. Net revenues went up by some 21% and costs came down by 4.5% owing to a 2% FTE reduction to 2,689.

Merchant Banking is an integrated organization, offering its clients advice and solutions in the fields of finance, investment and risk management. The year was marked by an appreciable increase in customer business across the Merchant Banking organization. Projects emphasizing customer focus and increased cross-selling between the different products and services groups have clearly benefited Merchant Banking's client business. Client portfolios have been segmented and relationships with institutional and corporate clients have been improved further. In order to enhance effectiveness, Merchant Banking has increased its staff training programmes and is installing the same IT systems at all its activities.

Income rose sharply in the Global Markets division, mainly due to the excellent performance of fixed income and credit spread activities. In 2003 Global Markets finalized the Single Legal and Booking Entity in the Benelux, facilitating fully transparent cross-border books and consolidated risk management. Global Markets also managed to attract a lot of interest from its clients in its new offering of credit, equity, weather and inflation derivatives. As a very active participant in the ABS/MBS markets and a well-respected player in Securitization, Fortis Bank was involved in many securitized debt issues. Furthermore the New Issues department showed its strengths by acting as leader in deals for the Kingdom of Belgium, Solvay, Delhaize, Compagnie du Bois Sauvage and other top issuers such as Nestlé, General Electric, European Investment Bank, Interamerican Development Bank and Volkswagen. Although equity markets picked up in the second half of the year, our equity sales and trading teams did not yet manage to gain the full benefit of this.

The lower dollar and higher than anticipated provisioning for bad loans led to lower results at Corporate and Investment Banking. Besides this, the corporate finance units continued to suffer from subdued market activity. CIB's new client approach and improved risk management, along with the better market sentiment in the second half of 2003 have put it in a good position to perform well in 2004. CIB will continue to play an important role in export and project finance, trade and commodity finance and shipping finance activities worldwide.

The write-downs of old portfolios led to a small loss at Global Private Equity, which was re-structured and now combines all Fortis's private equity activities. Global Private Equity continued to invest and its total commitments stood at EUR 554 million at the end of the year.

Merchant Banking received several awards in 2003, such as 'Best Commodity Bank' (*Trade Finance Magazine, Euromoney*), 'Best Bank for Risk Management' (*Global Finance*), 'Bank Deal of the Year' (*Marine Money*) and was commended for several project finance deals (*Project Finance Magazine*).

III. Investment services

Private Banking & Trust

- **Net Operating Profit for 2003 up 26% to EUR 123 million compared with 2002.**
- **Assets under management remained stable at EUR 50 billion**
- **Costs were down 7% in 2003 compared with 2002**

Net Operating Profit amounted to EUR 123 million in 2003, a 26% increase compared with 2002. This improvement was driven mainly by increased revenue margins and further cost savings. **FTEs** decreased further in 2003 from 2,485 (end of 2002) to 2,228.

Costs were down 7% in 2003 compared with 2002. A strategical wider and richer mixture of revenue sources has been obtained. Assets under management remained stable at EUR 50 billion, taken into account a divestment (sale of Bahamian office) and several intragroup divestments.

In 2003, a lot of effort went into developing new products and services, training staff, and reviewing systems so as to be ready for the full launch of the new MeesPierson Service Offering in 2004. MeesPierson clients highly appreciated the offering of alternative investments, structured products and hedge funds - such as the fourth multi-manager Trading Capital Holdings fund and the Market Neutral Fund - and the opening of the MeesPierson Strategy Fund to a broader public.

In 2003, MeesPierson was very active in private equity, an industry normally confined to institutional investors. Together with Fortis Real Estate, it set up the MeesPierson-LaSalle Vastgoedfonds I CV - a fund based on a portfolio of shopping malls – in the Netherlands. Other real estate projects have been launched in Spain and Belgium.

In 2003 MeesPierson opened a new office in Milan, Italy, located at the Fortis Bank premises. Just one year after the acquisition of Intertrust, all activities were fully integrated into one global trust and corporate services network managing some 25,000 clients worldwide. Group activities in Guernsey were fully integrated and KPMG Financial Engineering was acquired in Luxembourg.

By the divestment of Theodoor Gilissen Bankiers in 2003, MeesPierson has become the sole brand for Fortis to grow in the private banking and trust industry.

Fortis Investments

- **Net Operating Profit 7% ahead of 2002.**
- **Assets under management increased by 7% to EUR 78 billion**
- **Japanese Equity Capability acquisition enhances global product offering**
- **Successful entry into Chinese fund market**
- **Awarded "AA" rating by Fitch Ratings**

Assets under management increased by EUR 5 billion to EUR 78 billion (+7%), while the Net Operating Profit of Fortis Investments rose to EUR 53 million (+7%) in 2003. At the same time, costs remained firmly under control. In the improving economic climate, particularly in the second half of the year, Fortis Investments attracted a net capital inflow of EUR 4.1 billion, which included assets from BGL. At the end of 2003 Fortis Investments had a workforce of 661, compared with 633 at year-end 2002 (+4%). Many of the new hires joined the Investments division, bringing the number of investment professionals in the company to 170.

The acquisition of a Tokyo-based Japanese equity capability affords Fortis Investments both a top quartile four-year track record in Japanese equities, plus the expertise of an experienced team of investment professionals. Seen as offering excellent commercial opportunities, the acquisition also completes Fortis Investments' Global Equity and Global Sector funds' offering and further enhances its balanced product. Fortis Investments continued to leverage its diverse product and distribution capabilities with key developments in structured products, convertibles and China all proving highly beneficial. Three Collateralized Debt Obligations (CDOs), nominal value around EUR 2 billion, are currently successfully managed by Fortis Investments, with further launches scheduled for 2004. December 2003 saw the total value of the company's Convertibles' fund pass the EUR 1 billion mark, while the first Chinese fund was successfully launched and managed in 2003.

Fortis Investments' focus on innovation continued apace with the company's ongoing commitment to hedge funds underlined by the launch of two further long/short single strategy hedge funds.
Corporate governance / socially responsible investment (SRI) remained strong focal points for Fortis Investments with the company entering into agreements with EIRiS and Déminor, both respected corporate governance organizations, as well as signing up to the Carbon Disclosure Project 2003.

Fitch Ratings, one of the world's leading independent rating agencies, awarded an "AA" asset manager rating to the investment activities of Fortis Investments in Brussels, Paris, Utrecht and Boston (excluding US fixed income). The rating recognizes both the clarity and consistency of the company's strategy, as well as the quality of its risk management and the transparency and rigour of its investment process.

Information Banking

- **Net Operating Profit for 2003 up 2% to EUR 112 million.**
- **Fortis Clearing International attains bank status**

Net Operating Profit for 2003 up 2% to EUR 112 million. The increase was mainly due to the good performance of securities lending and arbitrage activities, which outweighed the adverse effects of falling equity markets, low interest rates and the weak US dollar. **FTEs** remained stable at 1,050.

Prime Fund Solutions has successfully implemented a new fund administration system and now manages over 1,400 funds and subfunds with total net assets in excess of EUR 60 billion. These operations are carried out in jurisdictions like Ireland - where the Dublin office has been granted bank status - the Cayman Islands, the Isle of Man, Curaçao and Hong Kong which is growing particularly strongly.

Information Banking provides Global Investor Services to third parties and to Fortis. It currently holds assets worth over EUR 450 billion in global custody. Lloyd's Registered Quality Assurance awarded it the international quality certificate ISO 9001:2000 in 2003, reflecting the excellence of its quality management.

Information Banking continued to expand its customer base. Following an extensive selection process, Euronext designated Fortis Bank its Global Paying Agent. That means that the Bank, together with other partners, will perform a number of tasks for Euronext relating to the latter's shareholders, such as facilitating Euronext's annual general meeting, and administering and distributing dividend payments. Fortis Bank is the first bank to act as Global Paying Agent for three markets, namely Amsterdam, Brussels and Paris.

Fortis Bank has developed a modular electronic system for the straight-through processing of securities orders and the relating cash flows. The system works in real time and can offer services like brokerage and clearing. It also means that Fortis Bank can now operate in the market as a single player, rather than through different units as in the past. Fortis Bank is one of the few banks linked to Euronext to have this capability.

Information Banking has set up a new legal entity, which was granted the banking status, in order to cluster all global clearing activities facilitating the increasing number of international transactions in stocks and derivatives. It provides several benefits, including better and more integrated services to customers, greater transparency in terms of governance and more efficient capital allocation. The new entity is the principal global supplier of integrated clearing and settlement services.

IV. Fortis ASR

- **Net Operating Profit for 2003 improved by EUR 978 million to EUR 369 million.** Net Operating Profit for 2003, excluding value adjustments to the equity portfolio, up 29% year-on-year, at EUR 399 million
- **Gross premium income Life down 4%**
- **Gross premium income Non-life up 5%**
- **FTEs down by more than 200 (4%)**

Fortis ASR's premium income for 2003 remained more or less stable in 2003 at EUR 4,933 million (-1%). Net Operating Profit for 2003 improved by EUR 978 million to EUR 369 million. This sizeable jump was due entirely to the improvement in the stock markets since March 2003. Net Operating Profit, excluding value adjustments to the equity portfolio, rose by 29% to EUR 399 million, compared with EUR 310 million for 2002.

The Net Operating Profit excluding equity value adjustments in Life was higher than the previous year (+30%). The Net Operating Profit excluding equity value adjustments in Non-life increased by 24%. The good performances of Occupational Disability insurance (effective reintegration policy) and Fire were cancelled out by the necessary harmonization of risk-provisioning policy - mainly at Motor insurance - in the fourth quarter.

Fortis ASR launched its new strategy in April 2003. A new management structure was introduced and the support units were centralized further. Integration and synergy plans mean that 750 jobs should disappear over a three-year period. This will be achieved by natural attrition as much as possible. The main synergy will be generated by the integration of the three general insurance operations AMEV, Stad Rotterdam and Woudsend into one new business with a new name in the second half of 2005. Fortis ASR's specialist insurance entities will focus entirely on their core business. These are De Amersfoortse Verzekeringen (income protection insurance), De Europeesche Verzekeringen (travel and recreation insurance), Falcon (unit-linked insurance) and AMEV-Ardanta (funeral insurance).

Gross premium income at Life fell to EUR 2,982 million (-4%) in 2003, partly because a single large life contract was terminated at Group Life. Regular premiums generated income of EUR 1,760 million (-3%), while the single-premium segment showed a decline of 6% to EUR 1,222 million. Production of pensions and mortgages progressed better than expected.
Gross premium income at Non-life rose by 5% to EUR 1,951 million, with all lines showing sound growth. Gross premium income from Motor increased 8% to EUR 475 million. Gross premium income from Fire rose 5% to EUR 307 million. Gross premiums at Accident & Health went up by 5% to EUR 939 million.

The insurance business ended 2003 with 4,973 FTEs, compared with 5,187 at the end of 2002. This marked a reduction of over 200 FTEs (-4%). This fall is an initial effect of the reorganization that is underway. The number of FTEs is expected to decline only moderately in 2004. By the end of 2006, a total of 750 jobs should have disappeared (14% of the total workforce). The costs of Fortis ASR decreased by 2% to EUR 589 million in 2003.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net Operating Profit down 24% to EUR 97 million in 2003 compared with 2002.** Net Operating Profit excluding value adjustments to the equity portfolio up 29% to EUR 293 million in 2003, compared with 2002
- **Gross premiums up 14%: Life +18%, Non-life +6%**

Fortis AG 's **Net Operating Profit** for 2003 declined 24% to EUR 97 million. Excluding value adjustments to the equity portfolio, Net Operating Profit increased 29% to EUR 293 million. This was mainly due to the very strong technical results at Non-Life. Excluding the effects of the acquisition of Bernheim Comofi, operating costs declined 3%.Including those effects, operating costs increased 11%. At 4,534 FTEs were 84 (2%) less than at year-end 2002.

Gross premiums rose by 14% to EUR 2,779 million compared with EUR 2,447 million in the previous year. Life premiums went up 18% and Non-life premiums rose 6%.

At **Individual Life**, gross premiums increased by 21%. The launch of products geared to the low market interest rates and the uncertain performance of the financial markets fostered significantly the growth of premium income from traditional Life products (*tak* 21). Operating profit remained under pressure due to the financial environment characterized by the stock market sentiment, volatile share prices and the very low interest rates.

At **Employee Benefits,** however, the operating result improved as a result of increased volume of assets under management and a check on administrative expenses. The 12% increase in premium income was on the back of growth in traditional products (+6%), a rise in Flexible Products (+28%), an increase in collective *unit-linked* life insurance and early retirement pensions (+23%), and by the contribution of the new Fortis Ascento product (EUR 18 million, non-existent in December 2002).
In *Health Care*, the increase in premiums was more perceptible in individual (+28%) than in group insurance contracts (+8%).

At **Non-Life**, there was a remarkable improvement in the operating result of all lines in both the retail and the business market (SMEs). Motor insurance did particularly well, but so did Fire and Workmen's Compensation Insurance. The improvement was due both to internal measures taken to safeguard the profitability of the motor insurance portfolio and to external safety measures. At Fire and Accident, 2003 was characterized by a very favourable loss frequency.
This solid operating performance went hand in hand with an ever-increasing market share. The 6% rise in gross premiums compared with 2002 was due not only to the continuous growth of the portfolio itself but also to the measures taken to increase the average premium.

Fortis Insurance International

- **Net Operating Profit for 2003 improved by EUR 251 million to EUR 94 million.** Net Operating Profit excluding value adjustments to the equity portfolio went up from EUR 14 million in 2002 to EUR 103 million in 2003.
- **Excellent Non-life results in Spain and UK**
- **Strategic developments in Spain :**
  - **CaiFor: development at Group Life (acquisition of Swiss Life España and SCH Seguros Prevision)**
  - **Seguros Bilbao: sale finalised on 3/2/2004**
- **Asian development on track**

Net Operating Profit at Fortis Insurance International for 2003 improved by EUR 251 million to EUR 94 million. Net Operating Profit, excluding value adjustments to the equity portfolio, amounted to EUR 103 million in 2003, a EUR 89 million increase compared with 2002. FTEs.numbered 3,128 at the end of 2003, a decrease of 34 (1%) since the end of 2002.

Non-life results in Spain and UK continued the trend of the previous quarters. Life results were still influenced by the reorganization of Fortis Assurances in France, but the second half-year performance was on target.

Premium income at both Life and Non-life was in line with expectations but lower than in 2002, which was boosted by an exceptional contract in Spain (Group Life contract with "la Caixa" employees).

CaiFor took over Swiss Life España in the fourth quarter and agreed to acquire the Group Life operations of Grupo Santander. As well as being the leading bancassurer in retail banking VidaCaixa (CaiFor's Life subsidiary) is now also Spain's leading Life insurance company for groups and companies.

On the other hand, Seguros Bilbao was divested (finalized 3/2/2004) owing to its limited size and market share and also the limited stand-alone growth opportunities in the Spanish insurance market.

Fortis Insurance Asia's development remained on track. Fortis vigorously pursued the expansion of bancassurance and life insurance operations in some Asian countries. The premium income of insurance activities in the People's Republic of China doubled to EUR 90 million. The results of Mayban Fortis in Malaysia remained at a very high level.

Fortis Corporate Insurance

- **Net Operating Profit for 2003 up EUR 27 million to EUR 21 million.** Net Operating Profit excluding value adjustments to the equity portfolio went up from EUR 11 million in 2002 to EUR 16 million in 2003.

Capacity in the market for corporate non-life insurance remained tight in 2003. Owing to its expertise and proactive policy, Fortis Corporate Insurance managed to achieve significant premium growth in that market, partly due to higher premiums but also to the acquisition of new contracts on attractive terms.

Fortis Corporate Insurance posted gross premium growth of over 13% year-on-year to EUR 514 million. Net Operating Profit improved by EUR 27 million to EUR 21 million. Net Operating Profit, excluding value adjustments to the equity portfolio, amounted to EUR 16 million (+41%). The Property and Fleet lines, in particular, contributed to the profit increase. The robust premium growth since year-end 2002 was realized with a stable number of FTEs. Combined with the capital increase of EUR 65 million in October 2003, this has provided Fortis Corporate Insurance with a solid basis for further growth.

VI. Assurant, Inc.

- **IPO concluded successfully**
- **Net Operating Profit decreased by 7% in EUR, up 12% in USD**
- **Biggest contribution made by Assurant Health and Assurant Solutions**

Fortis successfully concluded an initial public offering (IPO) of 65% of the common stock of Assurant, Inc., our US specialty insurance activities, in February 2004. The proceeds of this IPO will be used in line with our strategy: strengthening our businesses in our home markets, the Benelux countries, expanding selective activities in Europe and certain skills, such as bancassurance, globally. The IPO is expected to accelerate the development of Fortis's core activities while providing Assurant, Inc. with the opportunity to expand its operations as desired, raising locally generated capital, if required.

Assurant, Inc.'s Net Operating Profit for 2003 decreased by 7% to EUR 301 million. In US dollars, Assurant, Inc.'s Net Operating Profit increased by 12%. Main contributors to this growth are Assurant Solutions and Assurant Health, which saw their results increase substantially. Relative to 2002 year-end FTEs at Assurant, Inc. rose 461 to 12.284, due to the expansion of activities.

Reconciliation operating profit before and after taxation

(in EUR million)

	Gross	*Taxation and minority interests*	*Net*
2003			
Operating result	**2,253.9**	**(643.0)**	**1,610.9**
less: Realized capital gains shares	(1,407.5)	460.0	(947.5)
less: Realized capital gains other	860.3	(277.8)	582.5
Operating result before realized capital gains	**2,801.1**	**(825.2)**	**1,975.9**
2002			
Operating result	**2,545.7**	**(1,084.1)**	**1,461.6**
less: Realized capital gains shares	(793.2)	96.4	(696.8)
less: Realized capital gains other	436.5	(196.2)	240.3
Operating result before realized capital gains	**2,902.4**	**(984.3)**	**1,918.1**

Consolidated profit and loss account
(in EUR million)

	2003	2002	Percentage change
Revenues:			
Insurance premiums	18,142.0	18,494.7	(2)
Interest income	26,692.2	26,352.6	1
Commissions and fees	1,799.1	1,857.8	(3)
Results from financial transactions			
- on behalf of policyholders	1,022.3	(3,419.0)	*
- other [1]	(137.8)	87.1	*
Other revenues			
- on behalf of policyholders	322.6	460.6	(30)
- other	2,254.1	2,279.9	(1)
Total revenues	50,094.5	46,113.7	9
Interest expense	(19,732.9)	(19,477.4)	1
Total revenues, net of interest expense	**30,361.6**	**26,636.3**	**14**
Technical charges insurance	(16,952.1)	(12,896.1)	31
Value adjustments	(783.7)	(790.9)	(1)
Net revenues	12,625.8	12,949.3	(2)
Operating expenses	(10,371.9)	(10,403.6)	(0)
Operating result before taxation	**2,253.9**	**2,545.7**	**(11)**
Taxation	(499.4)	(910.2)	(45)
Operating group profit	1,754.5	1,635.5	7
Minority interests	143.6	173.9	(17)
Net operating profit before value differences	**1,610.9**	**1,461.6**	**10**
Value differences on the equity portfolio [2]	636.6	(1,031.5)	
Net operating profit	**2,247.5**	**430.1**	*
Non-operating items:			
- Reorganisation provision (Insurance)	(14.6)	(17.9)	
- Reorganisation provision (Banking)	(41.5)	(52.7)	
- Financial restructuring Assurant (Insurance)	(84.8)		
- Theodoor Gilissen (Banking)	90.8		
- Arbed (Banking)		18.7	
- Toplease (Banking)		72.6	
- Cedel (Banking)		92.3	
- Change tax rate Belgium		(11.5)	
Non-operating items after taxation	(50.1)	101.5	*
Net profit	**2,197.4**	**531.6**	*

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Consolidated balance sheet (before appropriation of profit)

(in EUR million)

	31 December 2003	*31 December 2002*
Assets		
Cash	8,286.4	4,484.8
Trading securities	23,458.2	14,518.2
Investments	157,994.8	140,098.7
Loans and advances to credit institutions	79,445.8	83,859.0
Loans and advances to customers	182,039.2	172,144.1
Reinsurers' share of technical provisions	5,486.6	6,131.6
Deferred acquisition costs	2,788.5	2,810.1
Prepayments and accrued income	28,053.2	27,856.7
Investments on behalf of policyholders	19,946.2	18,390.6
Other assets	15,751.1	15,471.6
Total assets	**523,250.0**	**485,765.4**
Liabilities		
Amounts owed to credit institutions	109,368.4	96,548.4
Amounts owed to customers	187,423.4	177,635.3
Debt certificates	52,278.9	49,963.7
Technical provisions	64,410.1	61,735.9
Technical provisions related to investments on behalf of policyholders	20,379.9	18,563.5
Accruals and deferred income	27,420.9	26,614.6
Other liabilities	34,571.3	27,157.6
Convertible notes	0.0	1,256.2
Subordinated convertible note *	1,250.0	1,250.0
Subordinated liabilities *	9,923.1	9,723.5
	507,026.0	470,448.7
Fund for general banking risks *	2,209.1	2,215.0
Minority interests in group equity	2,120.7	2,230.8
Net equity	11,894.2	10,870.9
Group equity *	14,014.9	13,101.7
Total liabilities	**523,250.0**	**485,765.4**
* Risk-bearing capital	27,397.1	26,290.2

Consolidated statement of cash flow
(in EUR million)

	2003	2002
Cash flow from operating activities:		
Net profit	2,197.4	531.6
Adjustment to reconcile net profit to net cash provided by operating activities:		
- Minority interest	144.3	173.8
- Value adjustments on receivables	760.1	672.1
- Value adjustments on real estate	22.2	118.8
- Depreciation, amortization and other value adjustments	2,536.3	2,272.7
- Foreign exchange gains/losses on debt securities	1,760.2	1,585.1
- Gains/losses realized on sale of investment securities	657.0	549.5
- Gains/losses realized on sale of real estate	(102.3)	(114.2)
- Value adjustments on the investment portfolio of shares	(740.9)	1,148.9
- Unrealized gains/losses on trading portfolio	(361.9)	26.3
- Other	(99.2)	128.8
Net change in operating assets and liabilities, excluding effects of acquisitions:		
- Trading securities	(8,578.1)	4,902.5
- Deferred acquisition costs	(1,789.3)	(1,243.4)
- Prepayment and accrued income	(340.9)	(8,064.8)
- Investments on behalf of policyholders	(1,009.2)	(295.3)
- Other assets	(1,090.8)	628.7
- Technical provisions	4,463.1	4,559.5
- Accruals and deferred income	981.1	7,038.5
- Liabilities related to investments on behalf of policyholders	1,336.7	972.0
- Other liabilities	8,117.8	2,819.6
Net cash provided by operating activities	**8,863.6**	**18,410.7**
Cash flow from investing activities:		
Purchase of investments	(95,758.8)	(68,428.1)
Proceeds from sale/maturities of investments	74,530.6	69,965.6
Net increase in loans and advances to credit institutions	4,109.8	(20,182.2)
Net increase in loans and advances to customers	(10,859.9)	3,408.0
Purchase/sale of business, net of cash included	115.2	(632.5)
Net purchase of tangible fixed assets and intangible assets	(341.9)	(336.4)
Net cash used in investing activities	**(28,205.0)**	**(16,205.6)**
Cash flow from financing activities:		
Change in amounts owed to credit institutions	12,822.4	212.5
Change in amounts owed to customers	9,788.1	(2,051.9)
Change in debt certificates	2,315.3	(932.2)
Change in convertible notes	(1,256.1)	1,248.9
Change in subordinated liabilities	433.5	(223.7)
Capital issued by Fortis	34.0	37.4
Dividends paid	(1,222.5)	(1,244.4)
Net cash provided by financing activities	**22,914.7**	**(2,953.4)**
Net increase (decrease) in cash	3,573.3	(748.3)
Cash at beginning of the period	4,484.8	5,094.2
Effect of exchange rate	228.3	138.9
Cash at end of the period	**8,286.4**	**4,484.8**

Key figures per share

	2003	2002
	EUR	EUR
Fortis		
Net operating profit before value differences	1.24	1.13
Net operating profit	1.74	0.33
Net profit	1.70	0.41
After full conversion [1]	1.67	0.41
Net equity	9.16	8.39
Proposed dividend	0.92	0.88
Average number of shares outstanding	1,295,387,286 [2]	1,294,416,958 [2]
Number of shares outstanding end of period	1,298,200,094 [2]	1,295,379,559 [2]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2002	**10,870.9**
Issue of shares Share plans	34.0
Net profit	2,197.4
Dividend	(1,136.1)
Revaluation of investments	169.3
Reversal of revaluation on sale of investments	(28.4)
Taxation	58.1
Goodwill	(84.0)
Translations differences	(211.5)
Other changes in net equity	24.5
Net equity at 31 December 2003	**11,894.2**

Solvency

	Floor	*Cap*
Net core capital [1]	18,474.0	18,474.0
Solvency requirement	16,080.8	20,434.6
Solvency surplus / deficit	2,393.2	(1,960.6)
Net core capital as multiple of solvency target	1.15	0.90

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Profit and Loss account by sector
(in EUR million)

	Insurance	*Banking*	*General* [1]	2003 *Total*
Revenues:				
Insurance premiums	18,142.0			18,142.0
Interest income	3,468.0	23,751.0	(526.8)	26,692.2
Commissions and fees		1,801.6	(2.5)	1,799.1
Results from financial transactions				
- on behalf of policyholders	1,022.3			1,022.3
- other [2]	(993.4)	852.4	3.2	(137.8)
Other revenues				
- on behalf of policyholders	322.6			322.6
- other	1,503.0	749.6	1.5	2,254.1
Total revenues	23,464.5	27,154.6	(524.6)	50,094.5
Interest expense	(766.3)	(19,370.9)	404.3	(19,732.9)
Total revenues, net of interest expense	**22,698.2**	**7,783.7**	**(120.3)**	**30,361.6**
Technical charges insurance	(16,952.1)			(16,952.1)
Value adjustments	(22.0)	(761.7)		(783.7)
Net revenues	5,724.1	7,022.0	(120.3)	12,625.8
Operating expenses	(5,140.8)	(5,128.1)	(103.0)	(10,371.9)
Operating result before taxation	**583.3**	**1,893.9**	**(223.3)**	**2,253.9**
Taxation	(127.0)	(448.9)	76.5	(499.4)
Operating group profit	456.3	1,445.0	(146.8)	1,754.5
Minority interests	51.5	55.2	36.9	143.6
Net operating profit before value differences	**404.8**	**1,389.8**	**(183.7)**	**1,610.9**
Value differences on the equity portfolio [3]	592.1	56.2	(11.7)	636.6
Net operating profit	**996.9**	**1,446.0**	**(195.4)**	**2,247.5**
Non-operating items after taxation	(99.4)	49.2	0.1	(50.1)
Net profit	**897.5**	**1,495.2**	**(195.3)**	**2,197.4**
Net interest income		4,380.1		

1) General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.
2) Including results on hedging transactions and total realized capital gains.
3) Including results on hedging transactions and unrealized capital gains on equity portfolio.

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	2002 Total
Revenues:				
Insurance premiums	18,494.7			18,494.7
Interest income	3,291.4	23,373.3	(312.1)	26,352.6
Commissions and fees		1,860.7	(2.9)	1,857.8
Results from financial transactions				
- on behalf of policyholders	(3,419.0)			(3,419.0)
- other [2]	(701.6)	809.9	(21.2)	87.1
Other revenues				
- on behalf of policyholders	460.6			460.6
- other	1,541.5	726.7	11.7	2,279.9
Total revenues	19,667.6	26,770.6	(324.5)	46,113.7
Interest expense	(749.2)	(18,961.5)	233.3	(19,477.4)
Total revenues, net of interest expense	**18,918.4**	**7,809.1**	**(91.2)**	**26,636.3**
Technical charges insurance	(12,896.1)			(12,896.1)
Value adjustments	(58.6)	(732.3)		(790.9)
Net revenues	5,963.7	7,076.8	(91.2)	12,949.3
Operating expenses	(5,112.6)	(5,168.2)	(122.8)	(10,403.6)
Operating result before taxation	**851.1**	**1,908.6**	**(214.0)**	**2,545.7**
Taxation	(367.3)	(591.5)	48.6	(910.2)
Operating group profit	483.8	1,317.1	(165.4)	1,635.5
Minority interests	64.4	64.6	44.9	173.9
Net operating profit before value differences	**419.4**	**1,252.5**	**(210.3)**	**1,461.6**
Value differences on the equity portfolio [3]	(1,035.4)	(97.7)	101.6	(1,031.5)
Net operating profit	**(616.0)**	**1,154.8**	**(108.7)**	**430.1**
Non-operating items after taxation	(70.9)	138.0	34.4	101.5
Net profit	**(686.9)**	**1,292.8**	**(74.3)**	**531.6**
Net interest income		4,411.8		

1) General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.
2) Including total realized capital gains.
3) Including unrealized capital gains on equity portfolio.

(in EUR million)

			Insurance
	Gross	*Taxation and minority interests*	*Net*
2003			
Operating result	**583.3**	**(178.5)**	**404.8**
less: Realized capital gains shares	(1,342.3)	442.8	(899.5)
less: Realized capital gains other	348.9	(105.1)	243.8
Operating result before realized capital gains	**1,576.7**	**(516.2)**	**1,060.5**
2002			
Operating result	**851.1**	**(431.7)**	**419.4**
less: Realized capital gains shares	(666.0)	75.1	(590.9)
less: Realized capital gains other	(35.6)	(1.2)	(36.8)
Operating result before realized capital gains	**1,552.7**	**(505.6)**	**1,047.1**

			Banking
	Gross	*Taxation and minority interests*	*Net*
2003			
Operating result	**1,893.9**	**(504.1)**	**1,389.8**
less: Realized capital gains shares	(65.2)	17.2	(48.0)
less: Realized capital gains other	508.3	(172.7)	335.6
Operating result before realized capital gains	**1,450.8**	**(348.6)**	**1,102.2**
2002			
Operating result	**1,908.6**	**(656.1)**	**1,252.5**
less: Realized capital gains shares	(127.2)	21.3	(105.9)
less: Realized capital gains other	493.4	(195.2)	298.2
Operating result before realized capital gains	**1,542.4**	**(482.2)**	**1,060.2**

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 December 2003 Total
Assets				
Cash	1,870.1	6,890.0	(473.7)	8,286.4
Trading securities		23,458.2		23,458.2
Investments	54,093.1	103,799.7	102.0	157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9	(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	(3,020.4)	182,039.2
Reinsurers' share of technical provisions	5,486.6			5,486.6
Deferred acquisition costs	2,788.5			2,788.5
Prepayments and accrued income	1,283.7	27,000.7	(231.2)	28,053.2
Investments on behalf of policyholders	19,946.2			19,946.2
Other assets	6,323.7	10,447.4	(1,020.0)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**
Liabilities				
Amounts owed to credit institutions	1,821.7	109,036.2	(1,489.5)	109,368.4
Amounts owed to customers		201,805.2	(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,268.6	52,278.9
Technical provisions	64,410.1			64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9			20,379.9
Accruals and deferred income	692.9	26,628.3	99.7	27,420.9
Other liabilities	8,021.5	27,195.6	(645.8)	34,571.3
Convertible notes	0.0			0.0
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	1,336.8	9,566.7	(980.4)	9,923.1
	98,734.7	412,170.5	(3,879.2)	507,026.0
Fund for general banking risks		2,209.1		2,209.1
Minority interests in group equity	750.6	934.7	435.4	2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)	11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)	14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 December 2002 Total
Assets				
Cash	1,970.7	3,290.7	(776.6)	4,484.8
Trading securities		14,518.2		14,518.2
Investments	49,999.1	89,978.6	121.0	140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8	(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	(2,977.2)	172,144.1
Reinsurers' share of technical provisions	6,131.6			6,131.6
Deferred acquisition costs	2,810.1			2,810.1
Prepayments and accrued income	1,248.2	26,652.2	(43.7)	27,856.7
Investments on behalf of policyholders	18,390.6			18,390.6
Other assets	6,026.0	10,067.5	(621.9)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**
Liabilities				
Amounts owed to credit institutions	1,159.3	98,772.6	(3,383.5)	96,548.4
Amounts owed to customers		179,566.4	(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	3,015.1	49,963.7
Technical provisions	61,735.9			61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5			18,563.5
Accruals and deferred income	1,325.1	25,299.7	(10.2)	26,614.6
Other liabilities	7,358.8	20,565.1	(766.3)	27,157.6
Convertible notes	0.3		1,255.9	1,256.2
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,261.2	9,524.1	(2,061.8)	9,723.5
	99,122.4	373,958.2	(2,631.9)	470,448.7
Fund for general banking risks		2,215.0		2,215.0
Minority interests in group equity	752.0	954.3	524.5	2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)	10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)	13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**

1) General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.

Assets under management by origin

(in EUR million)

		31 December 2003		31 December 2002		Percentage change
Investments insurance	54,093.1		49,999.1		8	
Investments banking	103,799.7		89,978.6		15	
Total investments for own account [1]		157,994.8		140,098.7		13
Investments on behalf of policyholders		19,946.2		18,390.6		8
- Private Banking	50,147.2		50,675.0		(1)	
- Asset Management	77,951.0		72,766.0		7	
- Other	18,726.0		24,091.9		(22)	
- Intercompanies	(18,805.7)		( ) 16,205.3			
Funds under management		128,018.5		131,327.6		(3)
Total assets under management		**305,959.5**		**289,816.9**		**6**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

(in EUR million)

				31 December 2003
	Shares	*Land and buildings*	*Debt securities*	Total
Private Banking	21,861.5		28,285.7	50,147.2
Asset Management	24,872.8	361.3	52,716.9	77,951.0
Other	2,173.6	196.4	16,356.0	18,726.0
Subtotaal	48,907.9	557.7	97,358.6	146,824.2
Eliminations	(10,500.0)	(112.0)	(8,193.7)	(18,805.7)
Total funds under management	**38,407.9**	**445.7**	**89,164.9**	**128,018.5**

Roll-forward funds under management for the year 2003

(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2002	50,675.0	72,766.0	24,091.9	(16,205.3)	131,327.6
Net new means	303.1	199.2	3,223.8	(2,402.7)	1,323.4
Capital gains/losses	(293.5)	1,107.0	(21.8)	(197.7)	594.0
Transfer between business lines and other	(537.4)	3,878.8	(8,567.9)		(5,226.5)
Closing balance at 31 December 2003	**50,147.2**	**77,951.0**	**18,726.0**	**(18,805.7)**	**128,018.5**

Summary of consolidated figures Insurance

(in EUR million)

	2003	2002
Fortis ASR		
Total revenues, net of interest expense	6,027.6	4,098.6
Operating result before taxation	(133.9)	271.4
Net operating profit before realized capital gains	259.8	253.8
Total assets	37,444.8	39,926.4
Fortis AG		
Total revenues, net of interest expense	3,805.6	2,870.8
Operating result before taxation	340.7	102.3
Net operating profit before realized capital gains	226.4	205.7
Total assets	17,915.1	16,846.4
FB Insurance		
Total revenues, net of interest expense	2,828.2	1,490.7
Operating result before taxation	(167.6)	116.4
Net operating profit before realized capital gains	172.7	161.9
Total assets	17,289.0	15,089.8
Fortis International		
Total revenues, net of interest expense	3,787.1	3,549.2
Operating result before taxation	102.2	(71.1)
Net operating profit before realized capital gains	98.2	66.2
Total assets	15,062.1	13,161.4
Fortis, Inc.		
Total revenues, net of interest expense	6,249.7	6,909.1
Operating result before taxation	441.9	432.1
Net operating profit before realized capital gains	303.4	359.5
Total assets	18,348.1	20,638.5
Insurance		
Total revenues, net of interest expense	22,698.2	18,918.4
Operating result before taxation	583.3	851.1
Net operating profit before realized capital gains	1,060.5	1,047.1
Total assets [1]	105,967.6	105,404.1

[1] *Including eliminations.*

Profit and loss account insurance
(in EUR million)

	2003		
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,405.2	8,736.8	18,142.0
Interest income	2,750.5	717.5	3,468.0
Results from financial transactions			
- on behalf of policyholders	1,022.3		1,022.3
- other [1]	(898.2)	(95.2)	(993.4)
Other revenues			
- on behalf of policyholders	322.6		322.6
- other	1,120.3	382.7	1,503.0
Total revenues	13,722.7	9,741.8	23,464.5
Interest expense	(665.4)	(100.9)	(766.3)
Total revenues, net of interest expense	**13,057.3**	**9,640.9**	**22,698.2**
Technical charges insurance	(11,475.6)	(5,476.5)	(16,952.1)
Value adjustments	15.5	(37.5)	(22.0)
Net revenues	1,597.2	4,126.9	5,724.1
Operating expenses	(1,626.9)	(3,513.9)	(5,140.8)
Operating result before taxation	**(29.7)**	**613.0**	**583.3**
Taxation	48.4	(175.4)	(127.0)
Operating group profit	18.7	437.6	456.3
Minority interests	49.4	2.1	51.5
Net operating profit before value differences	**(30.7)**	**435.5**	**404.8**
Value differences on the equity portfolio [2]	531.6	60.5	592.1
Net operating profit	**500.9**	**496.0**	**996.9**
Non-operating items after taxation	(44.1)	(55.3)	(99.4)
Net profit	**456.8**	**440.7**	**897.5**
Technical result:			
- Life	821.5		
- Accident & Health		339.1	
- Motor		101.2	
- Fire		77.2	
- Other		99.4	
Total technical result	**821.5**	**616.9**	
Realized and unrealized capital gains	(897.5)	(95.1)	
Exceptional income and charges			
Other	46.3	91.2	
Operating result before taxation	**(29.7)**	**613.0**	

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Profit and loss account insurance

(in EUR million)

			2002
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,599.1	8,895.6	18,494.7
Interest income	2,523.5	767.9	3,291.4
Results from financial transactions			
- on behalf of policyholders	(3,419.0)		(3,419.0)
- other [1]	(550.8)	(150.8)	(701.6)
Other revenues			
- on behalf of policyholders	460.6		460.6
- other	1,108.6	432.9	1,541.5
Total revenues	9,722.0	9,945.6	19,667.6
Interest expense	(630.4)	(118.8)	(749.2)
Total revenues, net of interest expense	**9,091.6**	**9,826.8**	**18,918.4**
Technical charges insurance	(7,220.3)	(5,675.8)	(12,896.1)
Value adjustments	(53.9)	(4.7)	(58.6)
Net revenues	1,817.4	4,146.3	5,963.7
Operating expenses	(1,479.7)	(3,632.9)	(5,112.6)
Operating result before taxation	**337.7**	**513.4**	**851.1**
Taxation	(213.2)	(154.1)	(367.3)
Operating group profit	124.5	359.3	483.8
Minority interests	61.9	2.5	64.4
Net operating profit before value differences	**62.6**	**356.8**	**419.4**
Value differences on the equity portfolio [2]	(907.3)	(128.1)	(1,035.4)
Net operating profit	**(844.7)**	**228.7**	**(616.0)**
Non operating items after taxation	(51.4)	(19.5)	(70.9)
Net profit	**(896.1)**	**209.2**	**(686.9)**
Technical result:			
- Life	816.9		
- Accident & Health		294.9	
- Motor		93.5	
- Fire		24.3	
- Other		120.0	
Total technical result	**816.9**	**532.7**	
Realized and unrealized capital gains	(550.8)	(149.7)	
Exceptional income and charges	(1.3)	4.2	
Other	72.9	126.2	
Operating result before taxation	**337.7**	**513.4**	

1) *Including total realized capital gains.*
2) *Including unrealized capital gains on equity portfolio.*

Specification of net premiums earned
(in EUR million)

	Life	Non-life				Total
		Accident & Health	Motor	Fire	Other	
2003						
Gross premiums	9,531.1	4,308.8	1,542.1	1,038.0	4,397.3	20,817.3
Ceded reinsurance premiums	(125.9)	(514.3)	(22.4)	(172.9)	(1,592.4)	(2,427.9)
Net change in provisions for unearned premiums		0.5	(8.8)	(27.5)	(211.6)	(247.4)
Total net premiums earned	**9,405.2**	**3,795.0**	**1,510.9**	**837.6**	**2,593.3**	**18,142.0**
2002						
Gross premiums	9,754.3	4,614.1	1,519.9	963.2	4,761.3	21,612.8
Ceded reinsurance premiums	(155.2)	(541.5)	(23.3)	(165.1)	(1,976.9)	(2,862.0)
Net change in provisions for unearned premiums		(19.8)	(31.1)	(22.7)	(182.5)	(256.1)
Total net premiums earned	**9,599.1**	**4,052.8**	**1,465.5**	**775.4**	**2,601.9**	**18,494.7**

Net premiums earned by line of business, by region
(in EUR million)

	Life	Non-life				Total
		Accident & Health	Motor	Fire	Other	
2003						
Belgium	4,016.2	292.7	349.2	312.5	141.2	5,111.8
The Netherlands	2,903.6	699.0	523.8	316.9	367.2	4,810.5
Luxembourg	650.7	0.7		7.6	2.0	661.0
Total Benelux	7,570.5	992.4	873.0	637.0	510.4	10,583.3
United States	713.0	2,731.0			2,001.9	5,445.9
Rest of the world	1,121.7	71.6	637.9	200.6	81.0	2,112.8
Total	**9,405.2**	**3,795.0**	**1,510.9**	**837.6**	**2,593.3**	**18,142.0**
2002						
Belgium	3,379.7	286.4	304.3	294.8	132.1	4,397.3
The Netherlands	3,014.3	644.6	485.1	292.2	308.8	4,745.0
Luxembourg	493.1	0.4		6.9	2.3	502.7
Total Benelux	6,887.1	931.4	789.4	593.9	443.2	9,645.0
United States	871.6	3,064.2			2,096.2	6,032.0
Rest of the world	1,840.4	57.2	676.1	181.5	62.5	2,817.7
Total	**9,599.1**	**4,052.8**	**1,465.5**	**775.4**	**2,601.9**	**18,494.7**

Specification life insurance premiums
(in EUR million)

	2003	2002	Percentage change
Individual premiums	7,659.0	7,192.2	6
Premiums under group contracts	1,872.1	2,562.1	(27)
Gross premiums	**9,531.1**	**9,754.3**	**(2)**
Periodic premiums	4,284.5	4,291.8	(0)
Single premiums	5,246.6	5,462.5	(4)
Gross premiums	**9,531.1**	**9,754.3**	**(2)**
Premiums from:			
- Non-bonus contracts	2,211.8	2,919.4	(24)
- Bonus contracts	4,963.8	4,562.5	9
- Contracts where the policyholders bear the investment risk	2,355.5	2,272.4	4
Gross premiums	**9,531.1**	**9,754.3**	**(2)**
Individual contracts:			
- Periodic premiums	2,124.9	2,250.3	(6)
- Single premiums	3,486.3	2,912.3	20
Premiums group contracts	1,564.4	2,319.3	(33)
Investment-linked premiums	2,355.5	2,272.4	4
Gross premiums	**9,531.1**	**9,754.3**	**(2)**

Key figures insurance by quarter
(in EUR million)

	2003				2002
	fourth quarter	*third quarter*	*second quarter*	*first quarter*	*fourth quarter*
Premiums earned Life	2,374.5	1,931.6	2,113.3	2,985.8	3,230.1
Premiums earned Non-life	2,319.8	2,121.4	2,118.6	2,177.0	2,274.7
Operating expenses	(1,416.1)	(1,202.7)	(1,221.5)	(1,300.5)	(1,351.0)
Operating result before taxation [1]	273.9	369.0	(620.0)	560.4	(378.6)
Taxation	(103.4)	(107.5)	266.5	(182.6)	(39.0)
Net operating profit before value differences	**158.4**	**248.1**	**(364.7)**	**363.0**	**(435.7)**
Value differences on the equity portfolio [2]	427.4	197.3	1,036.2	(1,068.8)	940.9
Net operating profit	**585.8**	**445.4**	**671.5**	**(705.8)**	**505.2**
Non operating items after taxation	(86.4)	(1.5)	(11.5)		(52.9)
Net profit	**499.4**	**443.9**	**660.0**	**(705.8)**	**452.3**

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Specification of commissions and fees banking

(in EUR million)

		2003		2002		Percentage change
Issuance	49.0		64.9		(24)	
Securities transactions	472.6		519.1		(9)	
Insurance	154.3		139.4		11	
Asset management	638.4		675.3		(5)	
Payment services	372.2		346.1		8	
Miscellaneous	608.6		615.3		(1)	
Total commission income		2,295.1		2,360.1		(3)
Commission paid		(493.5)		(499.4)		(1)
Net commission income		**1,801.6**		**1,860.7**		**(3)**

Specification of result from financial transactions banking

(in EUR million)

	2003	2002	Percentage change
Trading	393.1	443.1	(11)
Venture capital	(38.1)	(54.6)	(30)
Participating interests	16.2	0.6	*
Realized capital gains and losses	481.2	420.8	14
Total	**852.4**	**809.9**	**5**

Specification of other revenues banking

(in EUR million)

	2003	2002	Percentage change
Dividends from equity securities	28.1	61.9	(55)
Rental income land & buildings	137.0	138.5	(1)
Revenues from participating interests	35.0	27.4	28
Income from leasing activities	396.2	380.9	4
Other revenues	153.3	118.0	30
Total	**749.6**	**726.7**	**3**

Specification operating expenses banking
(in EUR million)

	2003	2002	Percentage change
Staff costs	2,895.3	2,915.1	(1)
Depreciation and amortization	258.5	263.9	(2)
Other costs	1,677.9	1,692.5	(1)
	4,831.7	4,871.5	(1)
Cost of assets held for lease	296.4	296.7	(0)
Total operating expenses	**5,128.1**	**5,168.2**	**(1)**

Selected balance sheet figures banking
(in EUR million)

		31 December 2003		31 December 2002
Balance sheet total		423,978.9		385,381.1
Risk-bearing capital		21,375.1		20,947.0
Risk-weighted assets		161,507.3		151,304.5
Tier 1 ratio (in %)		7.9		8.2
Total capital ratio (in %)		12.4		13.0
Loans and advances to customers:				
• public sector		4,533.5		4,775.3
• private sector				
* commercial		105,477.3		100,394.4 [1]
* retail				
- mortgages	55,857.3		44,924.3 [1]	
- other	8,533.9		8,497.1 [1]	
		64,391.2		53,421.4 [1]
Total loans and advances to customers		**174,402.0**		**158,591.1**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	51,185.8		44,189.5	
* with agreed maturity dates or periods of notice	49,433.6		48,832.6	
		100,619.4		93,022.1
• other debts				
* repayable on demand	57,006.4		53,304.7	
* with agreed maturity dates or periods of notice	44,179.4		33,239.6	
		101,185.8		86,544.3
Total amounts owed to customers		**201,805.2**		**179,566.4**

[1] *Adjusted for comparison reasons.*

Key figures banking by quarter
(in EUR million)

	2003 fourth quarter	2003 third quarter	2003 second quarter	2003 first quarter	2002 fourth quarter
Net interest income	1,163.7	1,127.5	1,039.8	1,049.1	1,052.9
Commissions and fees	486.0	443.1	446.2	426.3	463.7
Results from financial transactions [1]	(96.8)	46.0	338.9	564.3	(105.9)
Other revenues	222.6	171.0	190.8	165.2	158.0
Total revenues, Net of interest expense	**1,775.5**	**1,787.6**	**2,015.7**	**2,204.9**	**1,568.7**
Value adjustments	(189.2)	(197.0)	(183.2)	(192.3)	(318.6)
Staff costs	(699.2)	(741.2)	(709.6)	(745.3)	(689.1)
Other operating expenses	(466.6)	(471.3)	(496.9)	(501.5)	(484.9)
Cost of assets held for lease	(87.7)	(58.5)	(84.3)	(66.0)	(76.2)
Operating result before taxation	**332.8**	**319.6**	**541.7**	**699.8**	**(0.1)**
Taxation	(31.2)	(88.5)	(85.2)	(244.0)	68.0
Minority interests	13.8	12.9	14.3	14.2	15.2
Net operating profit before value differences	**287.8**	**218.2**	**442.2**	**441.6**	**52.7**
Value differences on the equity portfolio [2]	19.6	69.6	49.8	(82.8)	144.4
Net operating profit	**307.4**	**287.8**	**492.0**	**358.8**	**197.1**
Non-operating items after taxation	63.9	(14.7)			(9.6)
Net profit	**371.3**	**273.1**	**492.0**	**358.8**	**187.5**

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76

Internet address : www.fortis.com
E-mail address : info@fortis.com